November 3, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charles Eastman and Claire Erlanger

Re:	The Hershey Company
Form 10-K for the Year Ended December 31, 2022
Filed February 17, 2023
File No. 001-00183

Dear Mr. Eastman and Ms. Erlanger:

Thank you for your letter, dated October 23, 2023, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on The Hershey Company’s (“Hershey” or the “Company”) Form 10-K for the fiscal year ended December 31, 2022 (our “Form 10-K”). We have reviewed the Staff’s comments and have set forth our responses below. For ease of reference, the numbering of the paragraphs below corresponds to the Staff's comments, and the text of each numbered comment is reproduced immediately preceding our response.

Form 10-K for the period ended December 31, 2022
Trends Affecting Our Business, page 22

1.We note your disclosure that among other things, "negative macroeconomic conditions, including inflation on inputs to consumer products" is a current trend impacting your business. In future filings, please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company, if material. Please also identify specific actions planned or taken, if any, to mitigate inflationary pressures.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff that, in future periodic filings beginning with the Company's Form 10-K for the period ended December 31, 2023, the Company will expand existing disclosures regarding the principal factors contributing to inflationary pressures and the resulting impact to the Company if such known trends are quantifiable and have a material impact or are reasonably likely to cause our reported financial information not to be necessarily indicative of future operating results or of future financial condition. Additionally, the Company will expand existing disclosures to identify specific actions planned or taken to mitigate inflationary pressures.

The Hershey Company | Page 1

For added context with respect to negative macroeconomic conditions, as noted in our Form 10-K, cost of sales increased 20.3% in 2022 compared with 2021, outpacing our net sales growth of 16.1% for the same period. Despite specific actions taken to mitigate inflationary pressures, higher prices for direct materials used to manufacture our products was the primary incremental cost and drove gross margin pressure during the year ended December 31, 2022. We use many different commodities for our business, including cocoa products, sugar, corn products, dairy products, wheat products, peanuts, almonds, natural gas and diesel fuel. Our commodities are subject to price volatility. For example, market prices for all of our exchange traded commodities increased during the year ended December 31, 2022, ranging from approximately 3% to 11% based on commodity type. Further, we continued to experience rising market prices during the nine months ended October 1, 2023, particularly for cocoa products and sugar which have increased approximately 32% and 31%, respectively, during 2023. Although we use forward contracts and commodity futures and options contracts where possible to hedge commodity prices, commodity price increases ultimately result in corresponding increases in our raw material and energy costs. We will continue to monitor and revise disclosures accordingly in future filings if trends such as the illustrative ones noted here, or the Company's specific planned actions, have a material impact, or are reasonably likely to have a material impact, on our operations or results.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 24

2.We note your discussion of your results of operations, starting on page 24, that qualitatively describes multiple factors that impacted these line items in each respective reporting period. For example, your discussion of the year over year drivers of cost of sales increase "was driven by higher sales volume, higher supply chain inflation costs, including higher logistics and labor costs and an incremental $40.8 million of unfavorable mark-to-market activity on our commodity derivative instruments intended to economically hedge future years’ commodity purchases. Additionally, the increase was partially offset by favorable price realization and supply chain productivity." In future filings, please revise to further describe material changes to a line item in both quantitative and qualitative terms for each disclosed component, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff that, in future periodic filings beginning with the Company's Form 10-K for the period ended December 31, 2023, the Company will expand applicable disclosures to describe material changes to a line item in both quantitative and qualitative terms, including the impact of offsetting factors. The Company expects that the elements included in the disclosure on which the Staff commented will change quarterly based on the materiality of the underlying reasons and offsetting changes for such performance.

***

If you require additional information or have any questions, please call me at (717) 508-3082.

Sincerely,

/s/ Steven E. Voskuil
Steven E. Voskuil Senior Vice President, Chief Financial Officer

The Hershey Company | Page 2

cc:	Jennifer McCalman, VP, Chief Accounting Officer, The Hershey Company
Jonathan Gregory, Director, North America Controller, The Hershey Company
James Turoff, SVP, General Counsel & Secretary, The Hershey Company
Victor Crawford, Chairman, The Hershey Company Audit Committee
Becky Burke, Ernst & Young LLP

The Hershey Company | Page 3